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                                                                    EXHIBIT 20.1


FOR IMMEDIATE RELEASE               FOR FURTHER INFORMATION CONTACT
                                    CRAIG EICHELMAN (615) 373-0423

   PROVINCE HEALTHCARE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE ARIZONA HOSPITAL

Brentwood, Tenn., (April 29, 1998) - Province Healthcare Company (NASDAQ: PRHC) announced today that it has signed a definitive agreement to acquire the assets and business of Havasu Samaritan Regional Hospital, in Lake Havasu City, Ariz., from Phoenix-based Samaritan Health System for approximately $105.5 million. The hospital reported net revenues of approximately $55 million for its most recent fiscal year.

         Martin S. Rash, President and Chief Executive Officer of Province Healthcare, commented, "Province Healthcare is committed to acquiring hospitals in communities with substantial long-term growth potential. Havasu Samaritan Regional Hospital, located in the sixteenth fastest growing county in the U.S., is the sole provider in the community. In line with our strategy, we see significant opportunities to recruit physicians, expand services and develop Havasu Samaritan Regional Hospital to its fullest potential. We expect the acquisition to contribute slightly to our 1998 earnings and to be more accretive in 1999. This transaction gives us a strong start to our 1998 acquisition program."

         The acquisition is subject to customary conditions and approvals.

         Province Healthcare is a provider of healthcare services in attractive non-urban markets on the United States. The Company currently owns or leases eight general acute care hospitals in four states with a total of 570 licensed beds. The Company also provides management services to 48 primarily non-urban hospitals in 18 states with a total of 3,307 licensed beds.

         Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with general economic and business conditions,

                                     -more-
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PROVINCE HEALTHCARE SIGNS DEFINITIVE AGREEMENT                PAGE 2

the effect of future governmental regulations, including the recently enacted Balanced Budget Act of 1997, changes in Medicare and Medicaid reimbursement levels, and the Company's ability to implement successfully its acquisition and development strategy and to obtain financing therefor. Those and other risks are described in the Company's filings with the Securities and Exchange Commission
(SEC), copies of which are available from the SEC or may be obtained upon request from the Company.